September 29, 2006
VIA EDGAR & COURIER
U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010
ATTN:     Mr. Matt Franker

Re:	Vitro, S.A. de C.V.
Registration Statement on Form F-3
Filed September 22, 2006;
File No. 333-137544
Dear Mr. Franker:
          On behalf of our client Vitro, S.A. de C.V. (the “Company”), enclosed are five copies of Amendment No. 1 to the Registration Statement on Form F-3 (“Form F-3”) relating to the rights offering by the Company of ordinary shares of the Company, originally filed with the Securities and Exchange Commission on September 22, 2006. The enclosed copies of Amendment No. 1 have been marked to show changes made to the Form F-3. All references in this letter to pages and captioned sections are to the Form F-3 as originally filed.
          We have revised page II-4 of the Form F-3 to identify Álvaro Rodríguez Arregui as the Company’s principal financial officer and Claudio del Valle Cabello as the Company’s principal accounting officer. In addition, we have corrected the conformed signature of the Company’s auditors in their consent filed on EDGAR as Exhibit 23.1 to the Form F-3.
          We intend to fill in the dates with respect to the timing of the ADS rights offering after the F-3 is declared effective, in the prospectus that we would file in accordance with Rule 424(b).
          Should you have any questions, please do not hesitate to contact me at (212) 530-5330.

Page 2	September 29, 2006

          Please kindly acknowledge receipt of this letter and enclosures by stamping the enclosed copy and returning it to our messenger.

Sincerely yours,
/s/ Howard Kelberg
Howard Kelberg

Enclosures